UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Baxter International Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

071813109
(CUSIP Number)

Joshua L. Targoff Third Point LLC 390 Park Avenue, 19th Floor New York, NY 10022 (212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,008,124.8167 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,008,124.8167 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,008,124.8167 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14		TYPE OF REPORTING PERSON OO

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,008,124.8167 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,008,124.8167 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,008,124.8167 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Baxter International Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on August 5, 2015 as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto filed on August 6, 2015, September 30, 2015, March 1, 2017, June 2, 2017 and December 4, 2018 respectively (the “Original Schedule 13D” and, together with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 6 is being filed to amend Items 4 and 5 of the Schedule 13D as follows:

Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is amended to add the following:
On May 16, 2019, the Reporting Persons sold a portion of their Common Stock in a block trade, as described in further detail in Item 5 below. The Reporting Persons’ decision to sell was a result of the portfolio concentration level of the Reporting Persons’ position in the Common Stock. The Reporting Persons do not currently contemplate further sales for at least 90 days but reserve the right to re-evaluate at any time based on, among other things, performance of the Issuer and market conditions. The Reporting Persons are pleased with the performance of the Issuer and are confident in its ability to continue to create value for shareholders.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended to add the following:
(a) As of 4:00 p.m., New York City time, on May 16, 2019, the Reporting Persons beneficially own an aggregate of 23,008,124.8167 shares of Common Stock (the “Shares”). The Shares include 6,290 shares of Common Stock underlying stock options granted to Munib Islam, an employee of Third Point and a former director of the Issuer (as of May 6, 2019, Mr. Islam is no longer a director of the Issuer), which became exercisable on the date of the Issuer’s 2016 annual meeting of shareholders, as well as 1,790 restricted stock units granted to Mr. Islam which vested at the Issuer’s 2016 annual meeting of shareholders and 44.8167 shares accumulated from stock dividends thereon. The Shares represent 4.5% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon 510,174,757 shares of Common Stock outstanding (which represents the sum of (x) the 510,168,467 shares of Common Stock outstanding as of April 30, 2019, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 15, 2019, and (y) the 6,290 shares of Common Stock underlying the stock options granted to Mr. Islam).

(b) Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds.

(c) On May 16, 2019, the Reporting Persons sold an aggregate of 5,000,000 shares of Common Stock in a block trade at a price per share of $76.37. Except as described in the immediately preceding sentence, there were no transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.

(e) As of May 16, 2019, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2019

THIRD POINT LLC

By:	/s/ William Song_________________________
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song_________________________
Name: William Song
Title: Attorney-in-Fact